

Mail Stop 7010

April 9, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Richard W. Kunes
Executive Vice President and Chief Financial Officer
The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153

      RE: Form 10-K for the fiscal year ended June 30, 2007
              Form 10-Q for the period ended December 31, 2007
              Schedule 14A Filed on October 1, 2007

              File No. 1-14064

Dear Mr. Kunes:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding financial statements and related matters.

              Sincerely,

              Rufus Decker
              Accounting Branch Chief